QUARTERLY REPORT TO SHAREHOLDERS

FOR THE SECOND QUARTER ENDED JUNE 30, 2004

(All dollar amounts in U.S. currency unless otherwise stated)

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported revenues of $13,899,800 for the second quarter of 2004 compared to $14,798,200 in the same period last year. Operating cash flow was $2,702,200 during the quarter compared to $3,578,400 a year ago. During the second quarter, the Company incurred a net loss of $288,400 ($0.00 per share) compared to a net loss of $554,800 ($0.01 per share) in the same period of 2003. The loss was attributable to higher operating costs due to the transition from open pit to underground mining at the Company’s existing operations and lower production levels, offset by a gain on the Company’s non-hedge derivative instruments.

For the six months ending June 30, 2004, revenues were $32,737,800 compared to $30,372,700 for the first half of 2003. Operating cash flow was $7,622,300 compared to $7,655,900 in the corresponding period in 2003. The Company’s net loss for the first six months of 2004 was $6,700,200 ($0.06 per share) compared to a profit of $127,100 ($0.00 per share) in the first six months of 2003. The loss for the period is largely due to an increase in operating costs and lower production at the Company’s existing gold operations.

Second Quarter Highlights

▪

Revenues of $13.9 million

▪

Cash flows from operating activities of $2.7 million

▪

$33.4 million held in cash and cash equivalents

▪

Gold production from the Company’s operations of 38,648 ounces at a cash operating cost of $171 per ounce (refer to Non-GAAP measures section)

▪

Infill drilling program at the Salave gold property in progress

▪

Aguablanca construction and development on schedule and budget and nearing completion

▪

Signing of definitive agreement to acquire all the shares of Defiance Mining Corp.

Summary of Results

($000 except where stated)	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Revenues	13,900	14,798	32,738	30,373
Cash flow provided by operating activities	2,702	3,578	7,622	7,656
Net income (loss)	(288)	(555)	(6,700)	127
Net income (loss) per share – basic	(0.00)	(0.01)	(0.06)	0.00
Weighted average shares outstanding – basic (in millions)	113.5	94.7	113.4	91.9

($000)	June 30, 2004	Dec. 31, 2003
Working capital	51,989	29,702
Long-term debt, excluding current portion	37,813	6,706
Shareholders’ equity	116,653	121,358

Summary of Quarterly Results

($000 except where stated)	2004		2003
	2Q	1Q	4Q	3Q	2Q	1Q
Gold sales	13,900	18,838	15,565	14,880	14,798	15,575
Net income (loss)	(288)	(6,412)	2,759	321	(555)	682
Net income (loss) per share – basic	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01
Net income (loss) per share - diluted	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01
Cash flow provided by operating activities	2,702	4,920	6,844	6,618	3,578	4,078

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes for the second quarter ended June 30, 2004 (refer to note 2 in the unaudited interim consolidated financial statements).

Review of Mining Operations and Development Projects

During the second quarter of 2004, the Company produced 38,648 ounces of gold at a cash operating cost of $171 per ounce compared to 42,196 ounces at $127 per ounce for the corresponding quarter in 2003 (refer to Non-GAAP measures section). Gold production for the quarter was in line with the revised production schedule, which took into account that the shipment of Nalunaq ore originally scheduled for the second quarter of 2004, as it had been indicated by Nalunaq Gold Mine A/S, was not received. The next shipment is now scheduled for the third quarter of 2004. The higher cash costs during the quarter compared with the previous year’s quarter reflect the transition from open pit to underground mining at the Company’s existing operations. Also contributing to higher cash costs was the appreciation of the Euro during the last year.

In the second quarter, the El Valle plant processed 190,183 tonnes of ore at an average gold grade of 6.6 g/t with a recovery of 95.3%. The Company did not process any ore from the Nalunaq mine during the second quarter. The Company continues to achieve excellent metal recoveries as a result of improvements made to the plant during the last two years.

Operating Results

	2Q/2004	2Q/2003
	Rio Narcea’s operations (2)
Tonnes of ore milled	190,183	198,854
Grade (g/t)	6.6	7.1
Recovery (%)	95.3	92.7
Gold production (oz)	38,648	42,196
Cash operating cost ($/oz)(1)	171	127

	1H/2004			1H/2003
	Rio Narcea’s operations	Nalunaq ore (2)	Total	Rio Narcea’s operations (2)
Tonnes of ore milled	331,745	26,274	358,019	379,638
Grade (g/t)	6.9	14.7	7.5	8.0
Recovery (%)	95.1	97.8	95.5	93.7
Gold production (oz)	70,336	12,149	82,485	91,261
Cash operating cost ($/oz)(1)	190	391	220	124

(1)

Refer to Non-GAAP measures section.

(2)

There was no production from Nalunaq ore in 2003 or during the three months period ended June 30, 2004.

Rio Narcea has exceeded its planned plant production from its existing operations for the first six months of 2004 as a result of processing more ore than planned from its existing gold operations during the second quarter due to not receiving delivery and, therefore, not processing ore from the Nalunaq mine. For this reason, the Company has upwardly revised its gold production forecast from its existing operations for the year 2004 from 90,000 ounces to approximately 105,000 ounces at a cash cost of approximately $240 per ounce.

El Valle Mine

During the second quarter of 2004, the Company continued with the open pit mining of the Caolinas satellite pit (northwest corner of the El Valle pit), which was expected to be fully mined out by early June 2004. Due to high grades encountered at the bottom of the pit and excellent pit wall conditions, mining excavation will continue through the month of August.

Underground development in ore at Boinas East is progressing at a slower pace than anticipated with 5,750 tonnes extracted during the quarter. Production is expected to reach 15,000 tonnes/month by the third quarter of this year. The Company will process only small parcels of ore in 2004 to confirm metallurgical characteristics and the majority of the underground ore will be stockpiled for treatment in 2005 onwards to produce bulk copper concentrates, as the Boinas East underground ore has a high copper grade of 1.3%, which will contribute significantly to the revenue stream. With copper prices on the London Metal Exchange averaging $1.26/lb for the first seven months of 2004, Rio Narcea is currently re-evaluating some previously sub-economic mineralized areas to incorporate them in the mining plan.

Underground reserve definition and infill drilling continued on the North Black Skarn (located midway between the El Valle pit and the mined out Boinas East pit) and the South Charnela zones (below El Valle pit).  Infill drilling on a spacing of 25 meters is nearing completion in the eastern half of the North Black Skarn. The infill program is now focusing on the western extension of the zone where hole VAL 1042 intercepted 4.2 meters at 6.1 g/t gold and 7.6 meters at 4.0 g/t gold.  The infill program on the South Charnela zone is drilling a zone 110 meters in length between the 375 and 250 meter levels on a 12.5 meter spacing.   Approximately 5,000 meters are planned for the South Charnela zone during this year.

Carlés Mine

At the Carlés mine, open pit ore production has ceased while underground mining is progressing according to schedule. The production rate at Carlés East is now averaging 12,000 tonnes/month. The Company is advancing the underground development of Carlés North and is expected to start stoping in ore by the end of the third quarter.

Milling Agreement

During the second quarter of 2004, the Company did not receive or process any ore from the Nalunaq mine pursuant to its contract with Nalunaq Gold Mine A/S, a subsidiary of Crew Development Corporation. The second batch of ore is now scheduled to arrive in the third quarter of 2004.

Aguablanca Nickel Project

Project construction is on schedule with cold commissioning of the plant expected to start in late August and ramp-up to designed ore throughput by the end of the fourth quarter of 2004. To date, all major equipment has been installed. Mechanical and electrical installations and piping are essentially complete in the plant area. Auxiliary buildings are completed and the site office is fully operational. Construction of the tailings dam is almost complete and the powerline is in progress. The laboratory is functioning and providing grade control service to the mine. The mine contractor has completed pre-stripping and oxidized ore has been extracted to form the base of the run-of-mine stockpile. Approximately 100,000 tonnes of fresh ore is exposed within the open pit and available for immediate extraction when ore feed to the plant is required.  The commencement of commercial production is expected to result in a substantial increase in cash flows for the Company.

The capital expenditure to construct the Aguablanca mine is €70 million (approximately $85 million), including working capital and VAT during construction. As of June 30, 2004, €48 million (approximately $58 million) of expenditures on the project construction have been paid. The additional funds required for completion of the project will be obtained from available cash resources of the Company, the subsidized loan of €5 million (approximately $6.1 million) granted by the Ministry of Science and Technology and the available balance of the VAT credit facility granted by Barclays Bank.

The construction of the decline below the Aguablanca pit started in May and is progressing well with approximately 200 meters completed to date. The decline will be used for infill drilling at depth and for future underground production of additional higher grade material below the pit. It is expected that the decline will reach the higher grade nickel mineralization in the second quarter of 2005.

Salave Gold Project

The infill drilling campaign of 15,000 meters to close the spacing between drill holes to 25 meters on the main mineralized zone started in mid-May. The program is approaching its designed rate of advance with four drill rigs completing 1,966 meters in 12 holes during the quarter. Completion of the program for feasibility study is planned for early in the second quarter of 2005. In addition to the drilling program, 20,000 meters of core from previous programs are being relogged together with detailed surface mapping to establish the principal controls of the gold mineralization. Information from this work will be included in an independent resource statement that is being prepared in conjunction with a complete technical report (compliant with National Instrument 43-101 standards).

A preliminary scoping study on the metallurgical treatment options for the refractory mineralized material has been completed by Ausenco Ltd. of Australia. The study confirms that the refractory material is amenable to treatment by bio-oxidation, pressure oxidation or heap bioleaching. The Company is currently preparing a metallurgical composite sample for further metallurgical testing.

Ossa Morena Regional Exploration

Exploration on Rio Narcea’s properties in the Ossa Morena region of southern Spain and Portugal continued to define and evaluate nickel sulfide, platinum group metals (PGMs) and iron oxide copper-gold (IOCG) targets.

Exploration drilling on the Ossa Morena region was reduced during the quarter to a single drill rig that completed 422 meters in two holes on the Cabeco de Vide target of the Campo Maior license in Portugal. Hole PCV-1 intersected anomalous nickel values in serpentinized peridotites that range from 0.12% to 0.17% Ni between the surface and a down hole depth of 92 meters. Hole PCV-2, targeted an IP anomaly coincident with high Ni-Cu-Pt-Pd in soil samples. The hole intercepted an average of 0.14% nickel from surface to 42.8 meters. Although neither drill hole encountered economically significant intercepts of nickel sulfide mineralization, both holes have sufficient nickel concentrations related to sulfides to warrant continuing further investigation.

A significant gravity anomaly has been identified by a recent survey over the Vinagrinho target in the eastern Beja license of Portugal. The Vinagrinho target is a pronounced magnetic high with anomalous nickel, copper, PGMs and gold in soils associated with a peridotite-dunite plug in gabbros. A survey over the target on 50-meter stations outlined a semicircular gravity anomaly adjacent to the southeastern margin of the magnetic high.

A ground TEM survey has identified an EM conductor within a mafic-ultramafic intrusion at the Merendero Ni-Cu target located 70 kilometers west of Aguablanca. The conductor has been detected over a length of 300 meters and is centered on soil geochemical anomalies with up to 0.16% Ni and 381 ppm Cu. Initial interpretations place the main body of the conductor at an approximate depth of 125 meters.

An IOCG occurrence was identified 100 kilometers northwest of Aguablanca and about 30 kilometers south of Olivenza. This occurrence, referred as the Las Herrerias occurrence, is characterized by disseminated to massive magnetite and chalcopyrite mineralization in a wide zone of sillicic alteration. Hosted by Lower Cambrian graywackes and felsic tuffs, the system has an auriferous overprint evidenced by milky quartz veins/veinlets, irregular zones of silica flooding and some jasperoids. Visible evidence of mineralization extends nearly two kilometers before disappearing below soil cover along strike to the northwest and southeast. The zone has high gold (up to 0.8 g/t) and copper soil anomalies with rock samples assaying up to 4.8 g/t gold and 2.6% copper. A 2.5 meter channel sample taken across one of the limited outcrops in the area assayed 5.7 g/t gold and 0.7% copper. Geological mapping and sampling will continue along the strike of the system within a four kilometer long copper and gold stream sediment anomaly.

The Company has approximately 2,500 meters of exploration drilling dedicated to testing these and new targets in the Ossa Morena region during the last half of 2004.

Business Development

Rio Narcea has been seeking quality investment opportunities in order to grow its gold division and achieve its objective of becoming a leading mid-tier mining company. The Company has been looking at projects where it can bring its development record and operating expertise into play.

On June 30, 2004, Rio Narcea and Defiance Mining Corporation (“Defiance”) announced that they had signed a definitive agreement whereby Rio Narcea, pursuant to a plan of arrangement, would acquire all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. Completion of the transaction is expected to occur on or about September 3, 2004 and has been approved by both boards of directors. The transaction is subject to conditions usual to transactions of this nature, including court and regulatory approvals, and must be approved by at least two-thirds of the votes cast by the shareholders of Defiance voting at a special meeting of Defiance shareholders called for August 30, 2004 (refer to note 1 in the unaudited interim consolidated financial statements).

Defiance’s main asset is the Tasiast gold project located in Mauritania, West Africa approximately 300 kilometers north of the capital city of Nouakchott and 162 kilometers east-southeast of the port city of Nouâdhibou. The project is already permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 886,000 ounces of proven and probable reserves contained in 9,008,000 tonnes grading 3.06 g/t.  In addition, the deposit contains an additional inferred resource of 12,428,000 tonnes at 2.25 g/t for a total of 899,000 ounces, based upon a cut-off grade of 1.0 g/t. The mineral resources were estimated by A.C.A. Howe International Ltd. and the mineral reserves were estimated by SNC-Lavalin Inc. The existing drill hole data indicates increasing grades of the mineralized zones beneath the lowest levels of the designed pits, which could potentially be mined by underground methods.

The following table summarizes the mineral reserves and resources for the Tasiast gold project as provided by Defiance:

Category		Tonnes (000s)	Grade (g/t Au)	Total Contained (000s oz Au)
Mineral Reserves [1]	Proven	618	3.76	75
	Probable	8,390	3.01	812
	Total	9,008	3.06	886

Mineral Resources [2,3]	Measured	628	3.92	79
	Indicated	11,441	3.00	1,106
	Total	12,069	3.06	1,185
	Inferred	12,428	2.25	899

Notes:

(1) Mineral reserves were prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance under National Policy 43-101. Mineral reserves are based upon a gold price of $370/oz. Data verification included quality assurance/quality control procedures put in place by Defiance, reviews by SNC-Lavalin Inc. of the drill hole information on geological sections prepared by A.C.A. Howe International Limited, representative sampling, the assaying of samples by SGS Lakefield Research Limited, and random sampling and testing of chips samples previously assayed by Analabs.

(2) Mineral resources were prepared by A.C.A. Howe International Ltd. personnel Eugene Puritch, Associate Mining Consultant under the supervision of Daniel C. Leroux, P.Geo., Associate Consulting Geologist, a Qualified Person independent of Defiance under National Instrument 43-101.

(3)

Mineral reserves are included within mineral resources.

The Tasiast project provides an excellent opportunity for Rio Narcea to employ its development and operating expertise and to add value to the project. The Company has started work with Defiance to optimize the current feasibility study and proceed with a production decision as soon as practicable. The management of Rio Narcea intends to fast track the development of Tasiast with a view of commencing production in 2006. Construction of the project will be financed by the projected cash flows from Rio Narcea’s Aguablanca nickel project scheduled to commence production later this year and by project debt.

Combined with the acquisition early this year of the advanced-stage Salave gold project in Spain where Rio Narcea is proceeding with a feasibility study, Rio Narcea believes it will now be able to achieve its near-term goal of increasing production to over 300,000 ounces per annum within the next three years and growing its resource base to over 5 million ounces.

Capital Resources and Liquidity

The Company ended the quarter with $33,449,300 of cash and cash equivalents and $51,988,700 of working capital. Additionally, the Company has $17 million of available cash resources from the credit facility granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd. (“Investec and Macquarie”), the drawdown of which would be subject to certain nickel hedging being put in place.

Cash flow from operating activities amounted to $2,702,200 in the second quarter of 2004 compared to $3,578,400 in the same period of 2003. Before working capital adjustments, cash flow from operating activities was $4,720,500 compared to $5,341,600 in the same period of 2003. Operating cash flow was impacted by lower gold production, lower grades and higher cash operating costs.

During the second quarter, investing activities consumed $13,205,300 of cash compared to $4,760,900 in the second quarter of 2003. Capital expenditures totaled $13,516,100 in the second quarter and $33,760,000 year-to-date. The most significant capital investments for the second quarter were $11.8 million in expenditures on the Aguablanca project. The following table sets forth the Company’s capital expenditures on mineral properties:

(in millions)	2Q/2004	2Q/2003	1H/2004	1H/2003
El Valle and Carlés mine development	$1.7	$1.7	$3.9	$3.7
Aguablanca project development and purchase of equipment	$11.8	$3.1	$24.9	$3.7
Acquisition of Salave project	-	-	$5.0	-
Total	$13.5	$4.8	$33.8	$7.4

For the second quarter of 2004, proceeds from bank loans totaled $1,809,900, mainly related to an additional drawdown of €1.4 million (approximately $1.7 million) under the Barclays VAT facility of €6 million (approximately $7.3 million).

Repayments of bank loans during the quarter amounted to $2,073,000, which included a $1.0 million payment to Deutsche Bank for the balance of the April 2004 installment, and a pre-payment of $0.9 million in respect of the October 2004 installment.

Operating Results

Revenues from gold sales in the second quarter totaled $13,899,800 from the production of 38,648 ounces compared to $14,798,200 from the production of 42,196 ounces in the corresponding 2003 period. Rio Narcea reported a net loss of $288,400 ($0.00 per share) for the second quarter of 2004 compared to a net loss of $554,800 ($0.01 per share) during the same period last year. The loss in the second quarter was attributable to higher operating costs due to the transition from open pit to underground mining at the Company’s existing operations and lower production levels, offset by a gain in the Company’s non-hedge derivative instruments (the Company recorded unrealized gains of $4,680,000 on its gold and copper contracts due to lower commodity prices during the quarter; refer to note 10 in the unaudited interim consolidated financial statements).

Revenues for the six months period amounted to $32,737,800 compared to $30,372,700 for the same period last year. The Company reported a net loss of $6,700,200 for the first six months compared to net earnings of $127,100 for the corresponding period in 2003. The losses are largely due to an increase in operating costs at the Company’s existing gold operations as a result of the transition from open pit to underground mining.

The Company realized an average gold price of $392 per ounce in the second quarter of 2004 versus $331 per ounce in the same period of 2003. The average spot price in the second quarter of 2004 was $393 per ounce versus $347 per ounce in the corresponding period of 2003.

A reconciliation of gold sales, before giving effect to hedging transactions and to gold sales in the consolidated statements of operations and deficit, follows:

Three Months Ended June 30,					Six Months Ended June 30,
2004			2003		2004		2003
$000		$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Gold sales before hedging	13,138	392	15,185	331	31,341	401	28,682	345
Cash gold hedging effect	-	-	(19)	(0)	-	-	(19)	(0)
Cash foreign exchange hedging effect	-	-	-	-	-	-	-	-
Realized gold sales	13,138	392	15,166	331	31,341	401	28,663	345
Non-cash gold hedging effect	(270)	(8)	(322)	(7)	(539)	(7)	(626)	(8)
Gold sales after hedging	12,868	384	14,844	324	30,802	394	28,037	337
Effect of the variation in inventories of final products (1)	1,032		(46)		1,936		2,336
Gold sales	13,900		14,798		32,738		30,373

Average spot price		393		347		401		350
Sales (oz)		33,491		45,815		78,214		83,143
Production (oz)		38,648		42,196		82,485		91,261

(1) Final products are valued at production cost.

Operating expenses in the second quarter of 2004 increased to $18,273,700 compared to $16,006,900 during the corresponding period last year. The higher operating costs were due to lower production and higher mining costs as a result of the planned transition from open pit to underground mining. Additionally, the impact of a stronger Euro versus the U.S. dollar during the second quarter also increased the operating expenses by $0.9 million (the average exchange rates were $1.20/€ and $1.14/€ for the second quarter of 2004 and 2003, respectively). Cash operating costs (refer to Non-GAAP measures section) for the Company’s gold operations increased to $171 per ounce in the second quarter of 2004 from $127 per ounce for the same period in 2003.

Depreciation and amortization expenses for the second quarter were $3,141,100 compared to $2,904,400 for the second quarter of 2003, equivalent to $81 per ounce and $69 per ounce, respectively (or €68 per ounce and €61 per ounce, respectively).

Exploration expenses totaled $1,661,300 in the second quarter of 2004, of which $1.2 million were incurred on gold projects and $0.4 in the Ossa Morena region. Exploration expenses amounted to $2,871,300 during the same period in 2003.

Administrative and corporate expenses amounted to $1,658,600 in the second quarter, similar to the $1,613,400 incurred during the corresponding period of 2003.

Financial revenues and expenses contributed $4,134,200 to net revenues in the second quarter of 2004 compared to contributions of $653,900 for the corresponding period in 2003.

The impact of a slightly stronger U.S. dollar during the second quarter of 2004 resulted in losses of $194,900 on foreign currency exchange as the majority of the Company’s loans are denominated in U.S. dollars. In the second quarter of 2003, the Company had realized foreign currency exchange gains of $947,300 as a result of a stronger Euro.

As a result of adopting the amendments to CICA’s Accounting Guideline AcG-13 (“Hedging Relationships”) on January 1, 2004, the Company will mark-to-market its derivative financial instruments. The change in the mark-to-market (fair value) of all derivative instruments during the three months ended June 30, 2004 was positive $4,680,000, primarily due to the decrease in gold and copper prices during the quarter, which affects positively the fair value of the derivatives.

Operating earnings (loss) for the second quarter of 2004 amounted to ($2.2) million, ($0.9) million and ($1.2) million for the gold, nickel and corporate segments identified by the Company (refer to note 9 in the unaudited interim consolidated financial statements) compared to $0.2 million, ($0.8) million and ($0.6) million, respectively, in the same period of 2003. Operating losses in the nickel segment, which is not yet in production, arise from administrative and exploration expenses while in the case of the corporate segment they are derived mainly from corporate activity. The nickel and corporate segments have no revenues. Net income (loss) amounted to ($1.6) million, $2.6 million and ($1.3) million for the gold, nickel and corporate segments in the second quarter of 2004 [$0.5 million, ($0.9) million and ($0.1) million in the same period of 2003]. Net income for the nickel segment in the second quarter is due to the change in the fair value of the derivatives related to this segment, which amounted to income of $3.6 million in the quarter.

Balance Sheet

Total assets increased to $189,185,200 at June 30, 2004 from $162,390,000 at year-end 2003, principally attributable to an increase in the value of mineral properties from the construction of the Aguablanca project. The book value of mineral properties, net of depreciation, increased to $88,524,800 as at June 30, 2004 from $76,478,400 at year-end 2003, primarily as a result of the capital expenditures incurred with respect to the Aguablanca nickel project, net of government grants for the Aguablanca project that amounted to €8.3 million (approximately $10.1 million). Long-term debt was $37,812,800 as at June 30, 2004, compared to $6,706,000 at the end of 2003 (refer to note 4 in the unaudited interim consolidated financial statements).

Shareholders' equity decreased to $116,652,600 at the end of the second quarter from $121,357,900 at year-end 2003. The decrease is mainly due to the net loss for the first half of 2004 and the reduction in the cumulative foreign exchange translation adjustment as a result of the stronger U.S. dollar versus the Euro. These are partially offset by the issuance of capital stock due to the exercise of common shares options and warrants, and the issuance of purchase options to Investec and Macquarie (refer to note 4 in the unaudited interim consolidated financial statements).

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”) do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three months ended June 30				Six months ended June 30
	2004		2003		2004		2003
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	8,287	214	5,309	126	16,266	197	12,938	142
Purchase of gold ore	-	-	-	-	4,225	51	-	-
Plant expenses	3,718	96	3,000	71	7,073	86	5,097	56
Smelting, refining and transportation	625	16	268	6	1,124	14	735	8
Sale of by-products	(845)	(22)	(150)	(4)	(1,514)	(18)	(439)	(5)
Adjustments (2):
Reclamation costs	(73)	(2)	(7)	(0)	(231)	(3)	(11)	(0)
Stripping	(4,973)	(129)	(3,021)	(72)	(8,572)	(104)	(6,984)	(77)
Employee stock options expensed	(117)	(2)	(31)	(0)	(235)	(3)	(63)	(0)
Cash operating cost (1)	6,622	171	5,368	127	18,136	220	11,273	124
Depreciation and amortization expenses	3,141	81	2,904	69	5,732	69	5,500	60
Adjustments (2)	5,163	133	3,059	72	9,038	110	7,058	77
Total production cost	14,926	385	11,331	268	32,906	399	23,831	261
Administrative and corporate expenses	1,659	43	1,613	38	2,822	34	2,762	30
Exploration costs	1,661	43	2,871	68	3,014	37	4,681	51
Other income (expense)	28	2	192	5	135	2	247	3
Total operating cost	18,274	473	16,007	379	38,877	472	31,521	345
Production (oz)	38,648		42,196		82,485		91,261

(1)

Cash operating cost and Total production cost per ounce data is calculated in accordance with Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

(2)

Reclamation costs, stripping and the expense of employee stock options is adjusted in the calculation of the Cash operating cost and then considered again in the calculation of the Total production cost.

A reconciliation of cash operating cost per ounce, split between the Company’s own ore and Nalunaq ore, to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Six Months Ended June 30, 2004 (1)
	Rio Narcea’s operations		Nalunaq ore		Total
	$000	$/oz	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	16,266	231	-	-	16,266	197
Purchase of gold ore	-	-	4,225	348	4,225	51
Plant expenses	6,548	93	525	43	7,073	86
Smelting, refining and transportation	1,124	16	-	-	1,124	14
Sale of by-products	(1,514)	(22)	-	-	(1,514)	(18)
Adjustments:
Reclamation costs	(231)	(3)	-	-	(231)	(3)
Stripping	(8,572)	(122)	-	-	(8,572)	(104)
Employee stock options expensed	(235)	(3)	-	-	(235)	(3)
Cash operating cost	13,386	190	4,750	391	18,136	220
Production	70,336		12,149		82,485

(1)

There were no delivery and processing of Nalunaq ore during the three months period ended June 30, 2004.

Outstanding Shares

Common shares issued and outstanding as at August 11, 2004 are as follows:

Shares

Amount

#

$

Balance, June 30, 2004

113,479,370

141,967,900

Issuances of cash

Exercise of employee stock options

200,000

435,000

Balance, August 11, 2004

113,679,370

142,402,900

There were no changes in the number of stock options and warrants outstanding from June 30 to August 11, 2004, except for the exercise of employee stock options shown in the table above.

Outlook

Rio Narcea has revised its 2004 gold production forecast for its existing operations from 90,000 ounces to approximately 105,000 ounces at a cash cost of $240 per ounce. Additionally, under the milling agreement with Nalunaq, Rio Narcea is expecting to process around 90,000 tonnes of ore from the Nalunaq mine during 2004. Any variation in the planned production for the year due to Nalunaq delivering less than anticipated tonnage can be compensated for by processing the existing stockpiles at Rio Narcea operations.

The feasibility study at the Salave gold project is underway along with the permitting process. The technical report, compliant with NI 43-101 standards is expected to be completed and filed during the third quarter of this year. Infill drilling and metallurgical testwork will continue for the remaining part of 2004.

There are no major capital expenditures budgeted for the existing gold operations during the remainder of 2004, other than the continuation of underground development at El Valle and Carlés. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle and Carlés operations.

Construction of the Aguablanca nickel mine is on schedule and on budget with start-up expected in August 2004.

On the nickel exploration front, Rio Narcea is looking to further unlock the potential of its large landholdings in the Ossa Morena region with a budget of $3 million for 2004. Rio Narcea will also seek joint venture partners who can bring additional resources and expertise to bear on its large 6,000 km2 concession holdings. This strategy will enable Rio Narcea to share the regional exploration risk and direct more resources to the development and exploration of the underground potential at Aguablanca.

The Company is continuing to evaluate development opportunities in Spain and various other parts of the world, which have the potential of meeting the Company’s investment criteria and enhancing shareholder value. On June 30, 2004, Rio Narcea announced its intention of acquiring for shares, by way of a plan of arrangement, all the shares of Defiance Mining Corp., whose main asset is the Tasiast gold project in Mauritania. The project is permitted and received positive feasibility study results earlier this year. The transaction is scheduled to close on or about September 3, 2004.

Change in Accounting Policies (refer to note 2 in the unaudited interim consolidated financial statements)

On January 1, 2004, the Company adopted, retroactively, CICA’s issued Handbook Section 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs.

On January 1, 2004, the Company also adopted, retroactively, CICA’s amended Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which requires that all transactions where goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the amendment is to require the recognition of expenses for employee stock-based compensation transactions. The Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994.

Commencing as of January 1, 2004, the Company marks to market its derivative financial instruments as a result of CICA’s amendments to Accounting Guideline AcG-13, “Hedging Relationships”.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.